-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                           ------------------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934
                                Amendment No. 3

                           ------------------------

                             SUMMIT AUTONOMOUS INC.
                  (formerly known as Summit Technology, Inc.)
                      (Name of Subject Company (Issuer))

                            ALCON ACQUISITION CORP.
                              ALCON HOLDINGS INC.
                     (Names of Filing Persons (Offerors))

                    Common Stock, Par Value $0.01 Per Share
        (including the associated Series A Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  86627E 10 1

                     (CUSIP Number of Class of Securities)

                           ------------------------

                            Elaine E. Whitbeck, Esq.
                              ALCON HOLDINGS INC.
                              6201 South Freeway

                         Fort Worth, Texas 76134-2099

                                (817) 551-8693

         (Name, Address and Telephone Number of Persons Authorized to
        Receive Notices and Communications on Behalf of Filing Persons)
                           ------------------------

                                   Copy to:

                            Alan C. Stephenson, Esq.
                            Cravath, Swaine & Moore

                                Worldwide Plaza

                               825 Eighth Avenue

                           New York, New York 10019

                                (212) 474-1000

                           ------------------------
                                 July 3, 2000

                           ------------------------

-------------------------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to   [ ] issuer tender-offer subject to
    Rule 14d-1.                               Rule 13e-4.

[ ] going private transaction subject to  [ ] amendment to Schedule 13D under
    Rule 13e-3.                               Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

          Alcon Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and Alcon Holdings Inc., a Delaware corporation ("Parent"), hereby amend and supplement their Tender Offer Statement on Schedule TO (the "Statement"), originally filed on June 5, 2000, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of Summit Autonomous Inc., a Massachusetts corporation (the "Company"), together with the associated rights to purchase Series A Preferred Stock, par value $0.01 per share, issued pursuant to the Rights Agreement dated as of March 28, 2000 between the Company and Fleet National Bank. Capitalized terms used and not otherwise defined herein have the meanings assigned thereto in the Statement.

Item 11.  Additional Information.
---------------------------------

     On July 3, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(j) and is incorporated herein by reference.

Item 12.  Exhibits.
-------------------

(a)(1)(j)  Press release issued by Parent on July 3, 2000.

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            ALCON ACQUISITION CORP.


                            by     /s/ Elaine E. Whitbeck
                                   -----------------------------
                                   Name:  Elaine E. Whitbeck
                                   Title: President

                            ALCON HOLDINGS INC.,


                            by     /s/ Timothy R.G. Sear
                                   -----------------------------
                                   Name:  Timothy R.G. Sear
                                   Title: Chairman of the Board,
                                          Chief Executive Officer
                                          and President

Date:  July 3, 2000

                                 Exhibit Index


Exhibit No.            Exhibit Name
-----------            ------------

(a)(1)(j)              Press release issued by Parent on July 3, 2000.

                                                             Exhibit (a)(1)(j)


Alcon Completes Tender Offer for Summit Autonomous Inc.

        Fort Worth, TX -- July 3, 2000 -- Alcon Holdings Inc. announced today that its tender offer to acquire all the outstanding shares of Summit Autonomous Inc. common stock, at a purchase price of $19.00 per share in cash, expired at midnight Friday, June 30, 2000. Approximately 40.6 million shares (or 86% of the outstanding shares), including approximately 2.5 million shares tendered pursuant to guaranteed delivery procedures, were validly tendered and accepted for payment. Payment for these shares will be made promptly.

        Alcon now plans to acquire the remaining outstanding shares of common stock of Summit Autonomous Inc. through a second-step merger. Summit Autonomous will call a special meeting of its stockholders as soon as practicable for the purpose of approving the merger agreement. Because Alcon acquired more than two-thirds of the outstanding common stock in the tender offer, Alcon will be able to approve the merger agreement without the affirmative vote of any other Summit Autonomous stockholder.

        The second-step merger will be consummated soon after stockholder approval. Shares not purchased in the tender offer (other than shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Massachusetts law) will be converted, upon completion of the merger, into the right to receive $19.00 per share in cash. After the merger becomes effective, a letter of transmittal to be used for surrendering certificates in exchange for the cash payment will be sent to holders of record who did not tender their shares in the tender offer. Alcon expects that this process will take several months.

        Alcon and Summit Autonomous Inc. entered into the merger agreement May 26, 2000.

        Alcon is the global leader in the research, development, manufacture and marketing of ophthalmic products, including surgical instruments and accessory products, intraocular lenses, prescription drugs and contact lens care solutions. Alcon is a subsidiary of Nestle SA. Founded in Fort Worth, Texas in 1947, Alcon now employs more than 10,000 individuals around the world. Total sales for 1999 were $2.4 billion, with activity in more than 170 markets.

        One of the cornerstones of Alcon's success is its commitment to research and development. Housed at the company's headquarters in Fort Worth is the 400,000 square-foot William C. Conner Research Center, the largest and most sophisticated eye research center in the world. Over the next five years, Alcon plans to spend more than $1 billion on eye-related research, more than any entity outside of the National Eye Institute.

                                     # # #


                                                 For more information contact:
                                                                    Mary Dulle
                                            Director, Corporate Communications
                                                                         Alcon
                                                                (817) 551-8058
                                                      mary.dulle@alconlabs.com